SECI 05039217 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66458

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foresight Research Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue 39th Floor
(No. and Street)

New York	NY	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel 212-509-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street	New York	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 31 2005 THOMSON FINANCIAL

SEC MAIL RECEIVED MAR 01 2005 WASH, D.C. PROCESSING SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foresight Research Solutions, LLC, as of December 31, 2004, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independant Auditors' Report on Internal Accounting Control.

X (p) Notes to Financial Statements

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Foresight Research Solutions, LLC

We have audited the accompanying statement of financial condition of Foresight Research Solutions, LLC as of December 31, 2004, and the related statements of operations and members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foresight Research Solutions, LLC as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 3, 2005

FORESIGHT RESEARCH SOLUTIONS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash	$	22,291
Receivable from brokers		36,301
Other receivables		20,000
Office equipment (net of accumulated depreciation of $14,062)		9,544
Prepayments and other assets		12,479
Security deposits and advances		20,565
	$	121,180

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	25,615
Members' equity		95,565
	$	121,180

See accompanying notes to financial statements.

FORESIGHT RESEARCH SOLUTIONS, LLC

STATEMENT OF OPERATIONS AND MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

Revenues		
Consulting	$	224,217
Commissions		35,378
Interest and dividends		2,932
		262,527
Expenses		
Employee compensation and benefits		311,182
Guaranteed payments to members		720,862
Rent		152,193
Market research		165,780
Professional fees		148,727
Licenses, fees, and permits		14,539
Travel and entertainment		97,860
Interest		2,013
Depreciation and amortization		8,269
Other operating costs		50,771
		1,672,196
Net loss		(1,409,669)
Members' deficit, beginning of year		(138,154)
Members' contributions		1,643,388
Members' equity, end of year	$	95,565

See accompanying notes to financial statements.

FORESIGHT RESEARCH SOLUTIONS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net loss	$ (1,409,669)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation and amortization	8,269
Change in operating assets and liabilities	
Client receivables	(27,634)
Prepayments and other assets	(12,479)
Accounts payable and accrued expenses	24,115
Net cash used by operating activities	(1,417,398)
Cash flows from investing activities	
Security deposits made	(20,565)
Purchases of equipment	(11,443)
Net cash used by investing activities	(32,008)
Cash flows from financing activities	
Members' contributions	1,498,388
Proceeds from loan	200,000
Payment of loan	(232,000)
Net cash provided by financing activities	1,466,388
Net increase in cash	16,982
Cash, beginning of year	5,309
Cash, end of year	$ 22,291
Supplemental cash flow disclosures	
Interest paid	$ 2,013
Non-cash financing activities	
Conversion of loans payable to members' equity	$ 145,000

See accompanying notes to financial statements.

FORESIGHT RESEARCH SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS

1. **Organization**

Foresight Research Solutions, LLC (the Company), a limited liability company, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

2. **Significant Accounting Policies**

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investment instruments purchased with a maturity of three months or less to be cash.

Office Equipment

Equipment is stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated on a straight-line basis over the respective assets' remaining useful lives. The useful life of office equipment is three years.

Income Taxes

The Company is treated as a partnership for Federal and state income tax purposes and accordingly does not record an income tax provision because members report their share of the Company's income or loss on their income tax returns. The Company is subject to New York City Unincorporated Business Tax.

The Company complies with SFAS No. 109 "Accounting for Income Taxes." which requires an asset and liability approach to financial reporting for unincorporated business taxes. Deferred income tax assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized. As of December 31, 2004, the Company had a deferred tax asset for New York City net operating loss carryforwards, which expires through 2024 of approximately $152,000. Accordingly, the Company has established a valuation allowance in the same amount.

FORESIGHT RESEARCH SOLUTIONS, LLC

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. Related Party Transactions

The Company generates a portion of its revenues from an entity that has a 4% ownership investment in the Company. Following is a summary of transactions and balances with the affiliated company for 2004:

Revenues from affiliate	$14,850
Due from affiliate (included in accompanying balance sheet)	$14,850

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec. Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. (15 to 1 after the first year). At December 31, 2004, the Company had net capital of approximately $32,977, which was approximately $27,977 in excess of its required net capital of $5,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

5. Commitments

The Company, under the terms of its credit line agreement with a bank, is required to maintain a compensating balance equal to the total credit line amount. At December 31, 2004, $10,000 was restricted for that purpose. The Company may reduce the restriction to a value equal to the outstanding balance of the credit line upon a formal request to the bank. There was $995 outstanding under the credit line as of December 31, 2004.

The Company leases office space in New York City on a quarterly basis. A security deposit in the amount of $17,461 was delivered to the landlord. Office rent expense for the year ended December 31, 2004 was $152,193.

At December 31, 2004, aggregate future minimum annual rental payments total $44,500; all of which are due in 2005.

6. Financial Instruments and Credit Risk Concentration

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and client receivables. The Company places its cash in highly regarded financial institutions. At times, cash balances exceed the Federal Deposit Insurance Corporation's insurable limit. This potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts. Management believes all receivables to be collectible therefore no allowance for bad debts has to be recognized at year-end.

SUPPLEMENTAL SCHEDULES

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

FORESIGHT RESEARCH SOLUTIONS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2004

Members' equity		$ 95,565
Deductions and/or other charges:		
Non-allowable assets		
Other receivables	20,000	
Office equipment	9,544	
Prepayments and other assets	12,479	
Security deposits and advances	20,565	62,588
Net capital		32,977
Minimum capital requirements (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital		$ 27,977
Aggregate indebtedness - total liabilities		$ 25,615
Ratio of aggregate indebtedness to net capital		1.11 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2004)

Net capital, as reported on Company's Part II (unaudited) Focus report	$ 14,581
Audit adjustment to record additional revenue	15,773
Other audit adjustments, net	2,623
Net capital per above	$ 32,977

See independent auditors' report.

O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY S.E.C. RULE 17a-5

To The Board of Directors of
Foresight Research Solutions, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Foresight Research Solutions, LLC (the Company) for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Lincoln Building, 60 East 42nd Street, New York, New York 10165 212.286.2600 tel 212.286.4080 fax www.odmd.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

New York, New York
February 3, 2005